15025924

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB Number:	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC Mail Processing Section RECEIVED MAR 2 5 2015 Washington DC 404

SEC FILE NUMBER
8-65804

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Compak Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1801 Dove Street
(No. and Street)

Newport Beach, CA 92660
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven L. Thornton (818) 342-0200
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Moeez Ansari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Compak Securities, Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

ELMER SALVADOR
Commission # 2067161
Notary Public - California
Orange County
My Comm. Expires May 30, 2018

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

COMPAK SECURITIES, INC.

Financial Statements
And
Report of Independent Registered
Public Accounting Firm

Year Ended December 31, 2014

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Compak Securities, Inc.:

We have reviewed management's statements included in the accompanying letter dated February 23, 2015, in which (1) Compak Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 23, 2015

Compak Securities, Inc. Exemption Report

Compak Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception.

Compak Securities, Inc.

I, Moeez Ansari swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

Date: 2/23/2015

COMPAK SECURITIES, INC.

Table of Contents

Boros & Farrington

CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court • Suite 210
San Diego, CA 92128-2424
(858) 487-8518 • Fax (858) 487-6794
borosfarrington@msn.com

Report of Independent Registered Public Accounting Firm

Compak Securities, Inc.

We have audited the accompanying statement of financial condition of Compak Securities, Inc. (the "Company") as of December 31, 2014, and the related statements of income, changes in stockholder's equity, liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The information contained in Schedules I, II, and III ("supplemental information") has been subjected to audit procedures performed in conjunction with the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R § 240.17a-5. In our opinion, the information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
February 20, 2015

COMPAK SECURITIES, INC.

Statement of Financial Condition

December 31, 2014

ASSETS

Cash and cash equivalents	$59,764
Commissions receivable	19,883
Prepaid and other assets	15,577
Total assets	$95,224

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 7,597
Stockholders' equity	
Common stock, 1,000 shares authorized	20,000
Retained earnings	67,627
Total stockholders' equity	87,627
	$95,224

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Income

Year Ended December 31, 2014

Revenues	
Commissions	$269,869
Other income	3
Total revenues	269,872
Expenses	
Commissions	96,399
Compensation	13,750
Outside services	38,006
Insurance	35,381
Rent	11,000
Licenses and registrations	13,021
Total expenses	207,557
Income before income taxes	62,315
Income tax benefit	4,800
Net income	$ 67,115

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2014

	Common Stock		*Retained*	
	Shares	*Amount*	*Earnings*	*Total*
Balance, beginning of year	100	$20,000	$40,512	$60,512
Distributions	-	-	(40,000)	(40,000)
Net income	-	-	67,115	67,115
Balance, end of year	100	$20,000	$67,627	$87,627

Statement of Liabilities Subordinated to Claims of General Creditors
Year Ended December 31, 2014

Balance, beginning of year	$ -
Increases	-
Decreases	-
Balance, end of year	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2014

Cash flows from operating activities	
Net income	$ 67,115
Adjustments to reconcile net income to net cash from operating activities	
Changes in operating assets and liabilities	
Commissions receivable	(1,452)
Prepaid and other assets	(10,120)
Accounts payable and accrued liabilities	4,774
Net cash from operating activities	60,317
Cash flows from investing activities	-
Cash flows from financing activities	
Shareholders' distributions	(40,000)
Net increase in cash	20,317
Cash and cash equivalents,	
Beginning of year	39,447
End of year	$ 59,764
Supplemental disclosure of cash flow information:	
Interest paid	$ -
Taxes paid	$ -

See notes to financial statements.

COMPAK SECURITIES, INC.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Compak Securities, Inc. (the "Company"), a California corporation, is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Cash and Cash Equivalents. Cash and cash equivalents are highly liquid investments, with original maturities of less than 90 days. Cash and cash equivalents are composed of interest-bearing deposits, non-interest-bearing deposits and money market funds.

Investments. Investments are stated at market value, based on quoted market prices.

Revenue Recognition. Security transactions and the related commission revenue are recorded on a settlement date basis.

Income Taxes. The Company has elected S corporation status under the state and federal tax laws. Accordingly, income or losses pass through to the Company's stockholders, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to S corporations.

Concentration of Credit Risk. The Company maintains bank accounts with cash balances that exceed federally insured limits. No credit losses have been experienced on these accounts. Management believes that any potential credit losses would be minimal and, accordingly, no reserve for such losses has been established.

Financial Instruments. The carrying values reflected in the statement of financial condition at December 31, 2014 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at December 31, 2014.

2. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2014, the Company paid approximately $25,000 to Compak Asset Management for the leasing of employees and facilities.

3. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at December 31, 2014 was 0.127 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2014, the Company had net capital of $59,755 which was $54,755 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section K(2)(i) of the SEC Rule 15c3-3 to exempt them from the provisions of these rules.

6. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the statement of financial condition date through February 20, 2015 the date at which the financial statements were issued, and determined there are no other items to disclose.

*****

COMPAK SECURITIES, INC.

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

December 31, 2014

	Audited Financial Statements	*FOCUS X-17A-5 Part IIA*	*Differences*
Total stockholders' equity	$87,627	$75,341	$12,286
Less non-allowable assets			
Commissions receivable – Non-Allowable	12,286	-	12,286
Prepaid and other assets	15,577	15,577	-
Net capital before haircuts on security positions	59,764	59,764	-
Less haircuts on security positions			
Cash	9	9	-
Net capital	59,755	59,755	-
Minimum net capital required	5,000	5,000	-
Excess net capital	$54,755	$54,755	$ -
Total aggregate indebtedness	$7,597	$ -	$7,597
Ratio of aggregate indebtedness to net capital	0.127	0.00	

Note: *The differences between the equity reported above and the equity reported on form FOCUS X-17A-5 Part IIA as of December 31, 2014 result primarily from audit adjustments to commissions receivable, accounts payable and accrued liabilities.*

COMPAK SECURITIES, INC.

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of December 31, 2014; and a reconciliation to that calculation is not included herein.

COMPAK SECURITIES, INC.

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

December 31, 2014

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k)(2)(i) and, accordingly, has no possession or control requirements.